Free Writing Prospectus pursuant to Rule 433 dated March 9, 2022 / Registration Statement No. 333-253421 STRUCTURED INVESTMENTS Opportunities in U.S. and International Equities GS Finance Corp.

Dual Directional Buffered Participation Securities Based on the Value of the Nasdaq-100 Index® due July 6, 2023

Principal at Risk Securities

The Dual Directional Buffered Participation Securities (securities) do not bear interest and are unsecured notes issued by GS Finance Corp. and guaranteed by The Goldman Sachs Group, Inc.

You should read the accompanying preliminary pricing supplement dated March 9, 2022, which we refer to herein as the accompanying preliminary pricing supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

KEY TERMS
Issuer / Guarantor:	GS Finance Corp. / The Goldman Sachs Group, Inc.
Underlying index:	Nasdaq-100 Index® (Bloomberg symbol, “NDX Index”)
Pricing date:	expected to price on or about March 31, 2022
Original issue date:	expected to be April 5, 2022
Valuation date:	expected to be June 30, 2023, subject to postponement
Stated maturity date:	expected to be July 6, 2023, subject to postponement
Payment at maturity:

If the final index value is greater than the initial index value,

$10 + the upside payment, subject to the maximum upside payment at maturity

In no event will the upside payment at maturity exceed the maximum upside payment at maturity.

If the final index value is equal to or less than the initial index value, but has decreased from the initial index value by an amount less than or equal to the buffer amount,

$10 + ($10 × the absolute index return)

If the final index value is less than the initial index value and has decreased from the initial index value by an amount greater than the buffer amount, (i) $1.00 plus (ii) the product of $10 × the index performance factor

This amount will be less than the stated principal amount of $10. The securities will not pay less than $1.00 per security at maturity.

Upside payment:	$10 × index percent change
Maximum upside payment at maturity (set on the pricing date):	at least $11.365 per security (at least 113.65% of the stated principal amount)
Minimum payment at maturity:	$1.00 per security (10.00% of the stated principal amount)
Index percent change:	(final index value - initial index value) / initial index value
Absolute index return:	the absolute value of the index percent change. For example, a -5% index percent change will result in a +5% absolute index return.
Initial index value:	the index closing value on the pricing date
Final index value:	the index closing value on the valuation date
Buffer amount:	10.00%
Index performance factor:	final index value/ initial index value
CUSIP / ISIN:	36262Y870 / US36262Y8701
Estimated value range:	$9.00 to $9.30 (which is less than the original issue price; see the accompanying preliminary pricing supplement)
Securities Payoff Diagram*

Hypothetical Final Index Value (as Percentage of Initial Index Value)	Hypothetical Payment at Maturity (as Percentage of Stated Principal Amount)
150.000%	113.650%
125.000%	113.650%
120.000%	113.650%
113.650%	113.650%
110.000%	110.000%
106.000%	106.000%
100.000%	100.000%
95.000%	105.000%
91.000%	109.000%
90.000%	110.000%
89.999%	99.999%
70.000%	80.000%
50.000%	60.000%
30.000%	40.000%
25.000%	35.000%
0.000%	10.000%

*assumes a maximum payment at maturity of $11.365 per security

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the securities without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlying index (including historical index closing values), the terms of the securities and certain risks.

About Your Participation Securities

The amount that you will be paid on your securities on the stated maturity date is based on the performance of the Nasdaq-100 Index® as measured from the pricing date to and including the valuation date.

If the final index value is greater than the initial index value (set on the pricing date), the return on your securities will be positive and equal to the product of the the index percent change, subject to the maximum upside payment at maturity of at least $11.365 per security (set on the pricing date).

If the final index value is equal to or less than the initial index value but has not decreased by more than the buffer amount of 10.00% of the initial index value, you will receive the principal amount of your securities plus a return reflecting the absolute value of the index percentage change (e.g., if the index percentage change is -5%, your return will be +5%). However, if the final index value has decreased from the initial index value by more than the buffer amount, you will lose 1% for every 1% decline beyond the buffer amount, subject to the minimum payment at maturity of 10.00% of the stated principal amount.

The securities are for investors who seek the potential to participate in any positive return of the index, subject to the maximum upside payment at maturity, seek a positive return for moderate decreases in the underlying index, are willing to forgo interest payments and are willing to risk losing up to 90.00% of their investment if the final index value has declined from the initial index value by more than the buffer amount.

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement, underlier supplement no. 26, general terms supplement no. 2,913 and preliminary pricing supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, underlier supplement no. 26, general terms supplement no. 2,913 and preliminary pricing supplement and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, underlier supplement no. 26, general terms supplement no. 2,913 and preliminary pricing supplement if you so request by calling (212) 357-4612.

The securities are notes that are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

●	Preliminary pricing supplement dated March 9, 2022
●	General terms supplement no. 2,913 dated June 17, 2021
●	Underlier supplement no. 26 dated January 26, 2022
●	Prospectus supplement dated March 22, 2021
●	Prospectus dated March 22, 2021

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the securities without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlying index (including historical index closing values), the terms of the securities and certain risks.

RISK FACTORS

An investment in the securities is subject to risks. Many of the risks are described in the accompanying preliminary pricing supplement, accompanying general terms supplement no. 2,913, accompanying underlier supplement no. 26, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Risk Factors” in the accompanying preliminary pricing supplement, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 2,913, “Additional Risk Factors Specific to the Securities” in the accompanying underlier supplement no. 26, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus. Your securities are a riskier investment than ordinary debt securities. Also, your securities are not equivalent to investing directly in the underlying index stocks, i.e., the stocks comprising the underlying index to which your securities are linked. You should carefully consider whether the offered securities are appropriate given your particular circumstances.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

▪	Your Securities Do Not Bear Interest
▪	You May Lose a Substantial Portion of Your Investment in the Securities
▪	The Securities Are Subject to the Credit Risk of the Issuer and the Guarantor
▪	The Return on Your Securities Will Be Limited
▪	The Return on Your Securities Will Not Reflect Any Dividends Paid on the Underlying Index Stocks
▪

The Estimated Value of Your Securities At the Time the Terms of Your Securities Are Set On the Pricing Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Securities

▪	The Amount Payable on Your Securities Is Not Linked to the Value of the Underlying Index at Any Time Other than the Valuation Date
▪	The Market Value of Your Securities May Be Influenced by Many Unpredictable Factors
▪	Your Securities May Not Have an Active Trading Market
▪	If the Value of the Underlying Index Changes, the Market Value of Your Securities May Not Change in the Same Manner
▪	Investing in the Securities is Not Equivalent to Investing in the Underlying Index; You Have No Shareholder Rights or Rights to Receive Any Underlying Index Stock
▪	We May Sell an Additional Aggregate Stated Principal Amount of the Securities at a Different Issue Price
▪

If You Purchase Your Securities at a Premium to Stated Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Securities Purchased at Stated Principal Amount and the Impact of Certain Key Terms of the Securities Will be Negatively Affected

Risks Related to Conflicts of Interest

▪	Other Investors May Not Have the Same Interests as You
▪

Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Securities and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Securities

▪	Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients, Could Negatively Impact Investors in the Securities

Additional Risks Related to the Underlying Index

▪

The Policies of the Underlying Index Publisher and Changes That Affect the Underlying Index or the Underlying Index Stocks Comprising the Underlying Index Could Affect the Payment at Maturity and the Market Value of the Securities

▪

As Compared to Other Index Sponsors, Nasdaq, Inc. Retains Significant Control and Discretionary Decision-Making Over the Underlying Index, Which May Have an Adverse Effect on the Level of the Underlying Index and on Your Securities

▪	An Investment in the Offered Securities Is Subject to Risks Associated with Foreign Securities
▪

Government Regulatory Action, Including Legislative Acts and Executive Orders, Could Result in Material Changes to the Composition of an Underlying Index with Underlying Index Stocks from One or More Foreign Securities Markets and Could Negatively Affect Your Investment in the Securities

Risks Related to Tax

▪	The Tax Consequences of an Investment in Your Securities Are Uncertain

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the securities without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlying Index (including historical index closing values), the terms of the securities and certain risks.

▪

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Securities, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Securities to Provide Information to Tax Authorities

The following risk factors are discussed in greater detail in the accompanying general terms supplement no. 2,913:

Risks Related to Structure, Valuation and Secondary Market Sales

▪	Past Performance is No Guide to Future Performance
▪	The Calculation Agent Will Have the Authority to Make Determinations That Could Affect the Market Value of Your Notes, When Your Notes Mature and the Amount, If Any, Payable on Your Notes
▪	The Calculation Agent Can Postpone the Determination Date, Averaging Date, Call Observation Date or Coupon Observation Date If a Market Disruption Event or Non-Trading Day Occurs or Is Continuing

Risks Related to Conflicts of Interest

▪	Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes
▪

You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes

▪

Goldman Sachs Regularly Provides Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Sponsors of the Underlier or Underliers or Constituent Indices, As Applicable, the Investment Advisors of the Underlier or Underliers, As Applicable, or the Issuers of the Underlier or the Underlier Stocks or Other Entities That Are Involved in the Transaction

▪	The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties

Risks Related to Tax

▪	Certain Considerations for Insurance Companies and Employee Benefit Plans

The following risk factor is discussed in greater detail in the accompanying underlier supplement no. 26:

Risks Relating to Securities Linked to Underliers

▪

Except to the Extent The Goldman Sachs Group, Inc. Is One of the Companies Whose Common Stock Comprises an Underlier, and Except to the Extent That We or Our Affiliates May Currently or in the Future Own Securities of, or Engage in Business With, the Applicable Underlier Sponsor or the Underlier Stock Issuers, There Is No Affiliation Between the Underlier Stock Issuers or Any Underlier Sponsor and Us

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

▪	The Return on Indexed Notes May Be Below the Return on Similar Securities
▪	The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note
▪	An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment
▪	An Index to Which a Note Is Linked Could Be Changed or Become Unavailable
▪	We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note
▪	Information About an Index or Indices May Not Be Indicative of Future Performance
▪	We May Have Conflicts of Interest Regarding an Indexed Note

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements

▪	The application of regulatory resolution strategies could increase the risk of loss for holders of our securities in the event of the resolution of Group Inc.
▪	The application of Group Inc.’s proposed resolution strategy could result in greater losses for Group Inc.’s security holders.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the securities without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlying Index (including historical index closing values), the terms of the securities and certain risks.

TAX CONSIDERATIONS

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Supplemental Discussion of U.S. Federal Income Tax Consequences” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax advisor.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the securities without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlying Index (including historical index closing values), the terms of the securities and certain risks.